GLOBAL GOLD REALTY, INC.	304 S. Jones Blvd. Suite 513 Las Vegas, NV 89107

April 20, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	William Demarest
Jennifer Monick Ken Schuler Craig Arakawa Jonathan Burr Pamela Howell

Re:	Global Gold Royalty, Inc.
Amendment No. 4 to Registration Statement on Form S-1 Filed April 15, 2021 Amendment No. 3 to Registration Statement on Form S-1 Filed April 15, 2021 File No. 333-251389

Dear Sir or Madam:

            Global Gold Royalty, Inc. (the “Company”) is filing amendment number 5 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Sam Kwok, President of the Company, dated April 19, 2021 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form S-1/A filed April 15, 2021

General

1. We note the disclosure on the prospectus cover page that the offering will terminate when all 10 million shares are sold or April 15, 2022, unless you terminate it earlier. Please reconcile with the disclosure in the plan of distribution section on page 19 that the offering will terminate on the earlier of when all 10 million shares are sold, when the board decides to terminate the offering before all 10 million shares are sold, or 180 days from the effective date of this registration statement.

We have reconciled the termination dates in both sections of the Amendment.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Sam Kwok
Sam Kwok